UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 22, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 22 July 2024 entitled ‘Vodafone sells further 10% in Vantage for €1.3bn’.

22 JULY 2024

Vodafone sells further 10% in Vantage Towers for €1.3bn

Vodafone Group Plc ("Vodafone") announces the sale of a further 10% stake in Oak Holdings GmbH1 ("Oak Holdings") - the partnership that co-controls Vantage Towers - for €1.3 billion. This further sale achieves the 50:50 joint ownership structure with the consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR  that was envisaged when the co-control partnership was first announced.

Vodafone will receive €1.3 billion from the sale of this equity stake, which has been sold at €32 per share, the same price as the initial transaction, announced 9 November 2022. This takes the total net proceeds to Vodafone from the sell down in Vantage Towers to €6.6 billion. Proceeds from this sale will be used for deleveraging and will reduce Net Debt/Adjusted EBITDAaL by 0.1x, which is in line with Vodafone's target of operating in the lower half of its 2.25x - 2.75x leverage range.

- ends -

Notes

1.   Oak Holdings owns of 89.3% of Vantage Towers, and Vodafone's effective ownership is now 44.7% following this transaction.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries (excludes Italy which is held as a discontinued operation under Vodafone Group), partner with mobile networks in 45 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 79 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com, follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 22, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary